UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-11961

A.                Full title of the plan and the address of the plan, if different from that of the issuer named below:

CARRIAGE SERVICES 401(K) PLAN

B.                  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CARRIAGE SERVICES, INC.

1900 ST. JAMES PLACE, FOURTH FLOOR,
HOUSTON, TEXAS 77056

REQUIRED INFORMATION

a.               Financial Statements.  The following financial statements are furnished for the Plan.

1.               Audited Statement of Net Assets Available for Benefits as of December 31, 2003 and 2002.

2.               Audited Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002.

3.               Notes to Financial Statements.

4.               Schedules:

(a)          Assets Held for Investment Purposes

b.              Exhibits

99.1 — Certification of Periodic Financial Reports by Melvin C. Payne in satisfaction of Section 906 of the Sarbanes-Oxley Act of 2002 and 18 U.S.C. Section 1350

99.2 — Certification of Periodic Financial Reports by Joseph Saporito in satisfaction of Section 906 of the Sarbanes-Oxley Act of 2002 and 18 U.S.C. Section 1350

CARRIAGE SERVICES 401(K) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

for the years ended December 31, 2003 and 2002

CARRIAGE SERVICES 401(K) PLAN

*            Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Carriage Services, Inc.:

We have audited the accompanying statement of net assets available for benefits of Carriage Services 401(k) Plan as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Carriage Services 401(k) Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  Supplemental Schedule H, Item 4i- Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas
June 18, 2004

CARRIAGE SERVICES 401(K) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and 2002

	2003	2002
ASSETS

Investments at market value:
Registered investment companies (mutual funds)	$10,544,405	$8,054,230
Carriage Services, Inc. common stock	421,720	441,307
Participant loans	198,632	211,480

Total investments	11,164,757	8,707,017

Contributions receivable:
Employer	7,174	7,278
Participant	46,670	46,673

Total contributions receivable	53,844	53,951

Total assets	11,218,601	8,760,968

LIABILITIES

Excess contributions payable	124,922	62,481

Total liabilities	124,922	62,481

Net assets available for benefits	$11,093,679	$8,698,487

The accompanying notes are an integral
part of these financial statements.

CARRIAGE SERVICES 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the years ended December 31, 2003 and 2002

	2003	2002

Additions to net assets attributed to:
Investment income:
Dividends	$118,770	$140,605
Interest	19,134	15,629
Net appreciation in fair value of investments	2,024,824	—

Total investment income	2,162,728	156,234

Contributions:
Employer	220,482	235,622
Employee	1,573,788	1,491,181
Rollovers	59,125	9,038

Total contributions	1,853,395	1,735,841

Total additions	4,016,123	1,892,075

Deductions from net assets attributed to:
Benefit payments	1,605,597	1,037,039
Administrative expenses	15,334	17,947
Net depreciation in fair value of investments	—	1,529,602

Total deductions	1,620,931	2,584,588

Net increase (decrease)	2,395,192	(692,513)

Net assets available for benefits, beginning of year	8,698,487	9,391,000

Net assets available for benefits, end of year	$11,093,679	$8,698,487

The accompanying notes are an integral
part of these financial statements.

CARRIAGE SERVICES 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1.                                      Description of Plan

The following brief description of the Carriage Services 401(k) Plan (“the Plan”) provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a tax-deferred 401(k) defined contribution savings plan. The Plan provides eligible employees of Carriage Services, Inc. and its subsidiaries (“the Company”), an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment options.

Eligibility and Contributions

Employees are eligible to participate in the Plan on the Plan entry date immediately following the completion of one hour of service and attainment of 21 years of age.  Plan entry date is on January 1st or July 1st immediately following employment and meeting the service requirements.  Participants may make an elective contribution on a tax-deferred basis up to the statutory maximum allowable contribution of total compensation, subject to certain limitations provided for in the Internal Revenue Code.  The Company elected to make discretionary contributions on behalf of each participant of 25 percent of the participant’s elective contribution up to 5 percent of the participant’s compensation during 2003 and 2002.

Participant and employer matching contributions for 2003 and 2002 include excess contributions totaling $124,922 and $62,481, respectively, which were refunded to participants subsequent to year-end because the contributions were determined to be in excess of maximum contribution levels for certain participants.  Those excess contributions have been reflected as liabilities in the statement of net assets available for benefits at December 31, 2003 and 2002.

Allocation of Employer Contributions

For non-matching discretionary employer contributions, if any, each participant’s account is credited with an allocation of employer contributions based on the ratio that the participant’s compensation for the plan year bears to total compensation for all qualifying participants during the plan year.

Participant Loans

A participant may borrow from the Plan in any amount greater than $1,000 but less than the lesser of $50,000 or fifty percent of the participant’s vested account balance.  Loans are secured by the participant’s vested balance in his account.  Repayments are made at least quarterly, and the term cannot exceed five years, except in the case of a home loan, which can extend up to 30 years.  Participant loans outstanding as of December 31, 2003 and 2002 totaled $198,632 and $211,480, respectively.  As of December 31, 2003 such participant loans bore interest at rates ranging from 9.75% to 10.75% per year.

Investment Options

As of December 31, 2003 and 2002, participants could direct the investment of their accounts in investment options offered through the plan custodian, Smith Barney Corporate Trust Company. Investment options provided to participants provide varying degrees of risk and return and methods of achieving returns as follows:

Dreyfus Founders Growth Fund - Invests in the equities of established, well capitalized companies to achieve growth.

MCM Stable Asset Fund - Invests primarily in short to intermediate term debt securities to achieve liquidity and low risk returns.

Scudder Large Company Value Fund - Invests in common stocks and convertible securities of companies that pay current dividends to achieve current income and long- term growth.

Wasatch Core Growth Fund - Invests in common stocks to achieve aggressive growth.

Lazard Small Capital Portfolio - Invests primarily in companies with market capitalization of less than $1 billion.

UBS International Equity Fund - Invests primarily in the equity securities of major non-U.S. companies, with a concentration of investment in Europe.

Credit Suisse Emerging Markets Fund - Invests primarily in equity securities of companies in emerging markets to achieve growth of capital.

Dreyfus GNMA Fund - Invests principally in securities issued by the Government National Mortgage Association (“GNMA”) to achieve current income consistent with preservation of capital.

Strong Government Securities Fund - Invests in medium and longer term U.S. government investment grade securities to produce high current income and total return.

Credit Suisse Global Fixed Income Fund - Invests in fixed income securities in at least three countries to achieve total return consistent with prudent investments.

Loomis Bond Fund - Invests primarily in debt securities and certain preferred stocks with the objective of current income and capital appreciation.

Loomis Retail Bond Fund - Invests primarily in debt securities and certain preferred stocks with the objective of current income and capital appreciation.

Loomis Institutional Bond Fund - Invests primarily in debt securities and certain preferred stocks with the objective of current income and capital appreciation.

Citi S&P 500 Index Fund - Invests in the equity securities of the 500 major United States companies that comprise the S&P 500 index.

Smith Barney Money Fund, Inc. Government Portfolio - invests in government securities with dollar-weighted average maturity of 90 days or less and effective maturities of 13 months or less.

Carriage Services, Inc. Common Stock - Equity securities of the Company.

Vesting

Participants are fully vested in their elective contributions.  Employer contributions are vested 100 percent upon participants attaining normal retirement age (as defined by the Plan document).  Prior to retirement age, a participant’s interest in employer contributions made in the participant’s behalf vest in accordance with the following schedule:

Years of Service	Percent of Non-forfeitable Interest

Less than 1	0%
1	20
2	40
3	60
4	80
5 or more	100

For purposes of vesting, a year of service is 500 hours worked within a single plan year.  Forfeited balances of terminated participants’ non-vested accounts are used to reduce future employer contributions.  Forfeited amounts available to be utilized to reduce employer contributions as of December 31, 2003 and 2002 were $35,112 and $10,867, respectively.

Retirements and Terminations

In the case of a participant’s retirement, death, permanent disability or termination of employment, the participant or his designated beneficiary may elect to receive the value of the participant account, in accordance with the provisions of the Plan, in a lump-sum distribution, installment payments or a combination thereof.

Administration

The Plan is administered by the Company and, accordingly, certain administrative functions are performed by officers or employees of the Company.  No officers or employees receive compensation from the Plan.  The Plan trustee and custodian of the Plan’s assets is Smith Barney Corporate Trust Company.  CitiStreet Associates, L.L.C. is the record-keeper for the Plan.

2.                                      Summary of Significant Accounting Policies

The Company pays all administrative costs, with the exception of loan set-up and maintenance fees.  The participant pays loan set-up and maintenance fees.

Basis of Accounting

The Plan’s financial statements have been prepared on the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investments

The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

The net appreciation or depreciation of investments represents the sum of the change in the difference between year-end market value and cost of investments, and the difference between the proceeds received and the cost of investments sold during the year.

Reclassifications

Certain items in the December 31, 2002 statement of net assets available for benefits have been reclassified to the presentation at December 31, 2003.

3.                                      Investments

Investments consisted of the following at December 31, 2003 and 2002:

	December 31, 2003			December 31, 2002
	Shares	Value		Shares	Value

Registered Investment Companies
Dreyfus Founders Growth Fund	178,895	$1,758,535	*	164,207	$1,228,453	*
MCM Stable Asset Fund	87,579	1,182,036	*	99,596	1,291,929	*
Scudder Large Company Value Fund	77,965	1,832,950	*	74,270	1,360,862	*
Wasatch Core Growth Fund	48,207	1,779,812	*	48,739	1,300,346	*
Lazard Small Capital Portfolio	60,242	1,171,107	*	56,108	787,380	*
UBS International Equity Fund	82,407	695,519	*	74,460	490,812	*
Credit Suisse Emerging Markets Fund	36,025	339,354		34,533	224,807
Dreyfus GNMA Fund	30,845	458,290		27,352	414,389
Strong Government Securities Fund	31,253	340,029		27,712	308,919
Credit Suisse Global Fixed Income Fund	18,491	186,759		14,571	143,383
Loomis Bond Fund	26,503	352,493		17,919	197,137
Loomis retail Bond Fund	—	—		3,599	39,548
Loomis Institutional Bond Fund	—	—		1,806	19,846
Citi S&P 500 Index Fund	20,470	231,723		11,301	100,917
Smith Barney Money Fund, Inc. Government Portfolio	215,798	215,798		145,501	145,502

Total registered investment companies		10,544,405			8,054,230

Carriage Services, Inc. common stock	113,978	421,720		110,880	441,307	*

Participant loans		198,632			211,480

Total investments		$11,164,757			$8,707,017

*                 Represents investments comprising at least 5% of net assets available for benefits.

4.                                      Party-In-Interest Transactions

During the years ended December 31, 2003 and 2002, the Plan engaged in purchase and sales transactions for shares of the Company’s common stock, as follows:

	2003	2002

Balance at beginning of year	$441,307	$531,554
Purchases of the Company’s common stock	81,286	150,728
Sales of the Company’s common stock	(70,953)	(101,105)
Change in value of the Company’s common stock	(29,920)	(139,870)

Balance at end of year	$421,720	$441,307

The Plan has not considered Company contributions to the Plan or benefits accrued or paid by the Plan for participants as party-in-interest transactions.

5.                                      Credit Risk

The Plan provides for various investments in mutual funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and the amounts reported in participant accounts.

7.                                      Tax Status

On April 29, 1995, the Plan received a favorable determination letter from the Internal Revenue Service (the “IRS”).  Subsequent to the date of that original letter, the Company adopted an amendment and restatement of the Plan and has requested a determination letter covering the restated plan.  The trustees believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, the trustees believe that the Plan is qualified and the related trust is tax-exempt as of December 31, 2003 and 2002.

8.                                      Subsequent Events

Effective April 1, 2004, the Company changed the Plan trustee, custodian of the Plan’s assets and the Plan’s recordkeeper to Hand Benefits & Trust Co.  In connection with that change, the investment options offered to the participants were changed.  In particular, shares of the Company’s stock are no longer an available option for future contributions.  Participants who currently hold Company stock in their account may continue to hold those shares if they so choose.

Eligibility requirements were revised subsequent to December 31, 2003 such that employees hired on or after March 1, 2004 must work 1,000 hours within the Plan year or the first 12 months of employment to become eligible to participate in the Plan, and may begin participating at the beginning of the quarter following the employee meeting the 1,000 hour requirement.

SUPPLEMENTAL SCHEDULE

CARRIAGE SERVICES 401(K) PLAN

SCHEDULE H, Item 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2003

EIN:	76-0339922
PN:	001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Current Maturity Value	(e) Value***

	Dreyfus Founders Growth Fund	Mutual fund - 178,895 shares	$1,758,535	**
	MCM Stable Asset Fund	Mutual fund - 87,579 shares	1,182,036	**
	Scudder Large Company Value Fund	Mutual fund - 77,965 shares	1,832,950	**
	Wasatch Core Growth Fund	Mutual fund - 48,207 shares	1,779,812	**
	Lazard Small Capital Portfolio	Mutual fund - 60,242 shares	1,171,107	**
	UBS International Equity Fund	Mutual fund - 82,407 shares	695,519	**
	Credit Suisse Emerging Markets Fund	Mutual fund - 36,025 shares	339,354
	Dreyfus GNMA Fund	Mutual fund - 30,841 shares	458,290
	Strong Government Securities Fund	Mutual fund - 31,253 shares	340,029
	Credit Suisse Global Fixed Income Fund	Mutual fund - 18,491 shares	186,759
	Loomis Bond Fund	Mutual fund - 26,503 shares	352,493
*	Citi S&P 500 Index Fund	Mutual fund - 20,471 shares	231,723
*	Smith Barney Money Fund, Inc. Government Portfolio	Mutual fund - 215,798 shares	215,798
*	Carriage Services, Inc. common stock	Common stock - 113,978 shares	421,720
*	Participant Loans	Loans (bearing interest at rates ranging from 9.75% to 10.75%)	198,632

	Total assets held for investment purposes		$11,164,757

*                             Represents a party-in-interest.

**                      Represents investment comprising at least 5% of net assets available for benefits.

***               Cost information is not presented because all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CARRIAGE SERVICES 401(K) PLAN

Date: June 28, 2004	By:	/s/	W. Clark Harlow
W. Clark Harlow
Vice President and Treasurer of Carriage Services, Inc. (Plan Administrator of the Carriage Services 401(K) Plan)